UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Notification Regarding Minimum Bid Price Requirement

On October 2, 2024, SAIHEAT Limited (the “Company”) received notification (“Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) that the Company is no longer in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1). The Company received the Notice because, according to the Notice, for the 30 consecutive trading days between August 20, 2024 and October 1, 2024, the bid price of the Company’s Class A Ordinary Shares closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The Notice has no immediate effect on the listing of the Company’s Class A Ordinary Shares, and they will continue to trade on Nasdaq under the ticker symbol “SAIH.”

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar days after receipt of Notice, or until March 31, 2025 (the “Compliance Period”), the closing bid price of the Company’s Class A Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement and its Class A Ordinary Shares will continue to be eligible for listing on the Nasdaq Global Market absent noncompliance with any other requirement for continued listing. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, however, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period if it applies to transfer the listing of its Class A Ordinary Shares to the Nasdaq Capital Market. To qualify, the Company would be required to pay Nasdaq a $5,000 application fee to transfer to the Nasdaq Capital Market, meet all of the other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide Nasdaq with written notice of its intention to cure the minimum bid price deficiency during the second compliance period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (or the Compliance Period as may be extended), and the Company has not effectuated a reverse stock split in order to bring its stock price up above $1.00 for at least 10 consecutive trading days, the Company’s Class A Ordinary Shares will be subject to delisting. The Company will continue to monitor the situation and take such action as deemed necessary to remedy its failure to meet the Minimum Bid Price Requirement, as needed.

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning the Company and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in the Company’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 8, 2024	SAIHEAT Limited

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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